Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

We consent to the use of our reports dated June 29, 2020, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of March 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement on Form F-3.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 7, 2020